                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 2 )*
                                       of
                           Tweedy, Browne Company LLC


                                  SCHEDULE 13D
                               (Amendment No. 2 )*
                                       of
                               TBK Partners, L.P.


                                  SCHEDULE 13D
                               (Amendment No. 2 )*
                                       of
                            Vanderbilt Partners, L.P.



                    Under the Securities Exchange Act of 1934

                               MMI COMPANIES, INC.
                                (Name of Issuer)


                      Common Stock, Par Value $.1 PER SHARE
                         (Title of Class of Securities)

                                    553087107
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)




                                OCTOBER 22, 1999
             (Date of Event which Required Filing of this Statement)



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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

CUSIP No.   553087107
--------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
         00
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)                                                         [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
         Delaware
--------------------------------------------------------------------------------
                       (7)   Sole Voting Power
                               TBC has sole voting power with respect to 1,041,592 shares held in certain TBC accounts (as hereinafter defined). Additionally, certain of the Members of TBC may be deemed to have sole power to vote certain shares as more fully set forth herein.


Number of Shares       ---------------------------------------------------------
Beneficially           (8)   Shared Voting Power
Owned by Each                  0 shares
Reporting Person
With                   ---------------------------------------------------------
                       (9)   Sole Dispositive Power
                               0 shares, except that certain of the members of
                               TBC may be deemed to have sole power to vote
                               certain shares as more fully set forth herein.
                       ---------------------------------------------------------
                       (10)  Shared Dispositive Power
                               1,045,442 shares held in accounts of TBC (as
                               hereinafter defined)
------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         1,045,442 shares

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)
         5.46%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)
         BD, IA & 00
--------------------------------------------------------------------------------



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CUSIP No.  553087107
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
         TBK Partners, L.P. ("TBK")
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
         WC and BK
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)                                                         [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
         Delaware
--------------------------------------------------------------------------------
                       (7)   Sole Voting Power
                               12,615 shares, except that the general partners in TBK, solely by reason of their positions as such, may be deemed to have shared power to vote these shares.

Number of Shares       ---------------------------------------------------------
Beneficially           (8)   Shared Voting Power
Owned by Each                  0 shares
Reporting Person
With                   ---------------------------------------------------------
                       (9)   Sole Dispositive Power
                               12,615 shares, except that the general partners
                               in TBK, solely by reason of their positions as
                               such may be deemed to have shared power to vote
                               these shares.
                       ---------------------------------------------------------
                       (10)  Shared Dispositive Power
                               0 shares
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

         12,615 shares
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         0.07%
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         PN
--------------------------------------------------------------------------------



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CUSIP No.  553087107
--------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Vanderbilt Partners, L.P. ("Vanderbilt")
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
        WC and BK
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)                                                         [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
         Delaware
--------------------------------------------------------------------------------
                       (7)   Sole Voting Power
                               0 shares


Number of Shares       ---------------------------------------------------------
Beneficially           (8)   Shared Voting Power
Owned by Each                  0 shares
Reporting Person
With                   ---------------------------------------------------------
                       (9)   Sole Dispositive Power
                               0 shares

                       ---------------------------------------------------------
                       (10)  Shared Dispositive Power
                               0 shares

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         0 shares
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [ ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         0%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

         PN
--------------------------------------------------------------------------------





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PRELIMINARY NOTE

         The persons filing this Amendment No. 2 are (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. This Amendment No. 2 amends a Statement on Schedule 13D filed by TBC, TBK and Vanderbilt dated February
25, 1999 ( the "Statement"). The filing of this Amendment No. 2 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d) (3) of the Securities and Exchange Act of 1934, as amended (the "Act").

         This Amendment No. 2 relates to the Common Stock, $.1 par value (the "Common Stock"), of MMI Companies, Inc. (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 2 is a company organized under the laws of Delaware, with its principal executive offices at 540 Lake Cook Road, Deerfield, Illinois 60015-5290.

         This Amendment No. 2 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

         Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set forth in response to Items 1, 2, 3, 4, 6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 2.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 1,045,442 shares of Common Stock, which constitutes approximately 5.46% of the 19,140,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

         Also included in the TBC Shares are 170 shares of Common Stock held in a TBC Account for a charitable foundation of which Christopher H. Browne is a trustee. Mr. Browne is a member of TBC and a general partner in TBK and Vanderbilt.

         As of the date hereof, TBK beneficially owns directly 12,615 shares of Common Stock, which constitutes approximately 0.07% of the 19,140,000 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

         As a result of the disposition of 16,227 shares in open market transactions, Vanderbilt does not beneficially own directly any shares of the Common Stock.

         Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 1,058,057 shares, which constitutes approximately 5.53% of the 19,140,000 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.


         The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners and Members may be deemed to be the beneficial owner by reason of his being a general partner of TBK and Vanderbilt, or a member of TBC, is 1,058,057 shares, which constitutes approximately 5.53% of the 19,140,000 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 12,615 shares of Common Stock which constitutes approximately 0.07% of the 19,140,000 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

         Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

         (b) TBC has investment discretion with respect to 1,045,442 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 1,041,592 shares of Common Stock held in certain TBC Accounts.

         Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 1,041,592 shares of Common Stock held in certain TBC Accounts.

         TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

         Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

         (c) No transactions in Common Stock were effected by TBK during the sixty-day period ended as of the date hereof. During the sixty-day period ended as of the date hereof, transactions in Common Stock effected by TBC and Vanderbilt are set forth below:

                      NO OF SHARES         NO OF SHARES         PRICE
TBC ACCOUNTS          PURCHASED                SOLD             PER SHARE

08/30/99                                      125               $13 3/8
09/08/99                                      350               $13 8/16
09/10/99                                      125               $13 8/16
09/24/99                                      475               $12 1/16
09/27/99                                    2,385               $10.8488
09/30/99                                    6,440               $10.8995
10/01/99                                    2,845               $10.5984
10/04/99                                    1,745               $10.6927
10/06/99              900                                       $10 7/8
10/07/99                                      780               $10 7/8
10/13/99                                   18,845               $ 8.345347
10/14/99                                    2,400               $ 8 1/4
10/19/99                                      105               $ 8 5/16
10/20/99                                    3,000               $ 8.5000
10/21/99                                    4,000               $ 8.500
10/22/99                                   25,690               $ 8.0714

VANDERBILT:

10/21/99                                    1,500               $ 8.500
10/22/99                                    1,505               $ 8.500



         (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

         To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

         To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

         (e)      Not applicable.


                                    SIGNATURE


         Each of Tweedy, Browne Company LLC, TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No. 2 is true, complete and correct.

                                        TWEEDY, BROWNE COMPANY LLC



                                        By /s/ Christopher H. Browne
                                           ------------------------------------
                                           Christopher H. Browne
                                           Member



                                        TBK PARTNERS, L.P.



                                        By /s/ Christopher H. Browne
                                           ------------------------------------
                                           Christopher H. Browne
                                           General Partner



                                        VANDERBILT PARTNERS, L.P.



                                        By /s/ Christopher H. Browne
                                           ------------------------------------
                                           Christopher H. Browne
                                           General Partner




Dated: November 2, 1999